FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |_|              Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|                            No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE Filed in this Form 6-K Documents index

1.	Unaudited Consolidated Financial Statements of Vidéotron ltée for the quarter ended March 31, 2004; and Report to bondholders (Management Discussion and Analysis for the quarter ended March 31, 2004).

QUARTERLY REPORT 2004 FISCAL YEAR

VIDÉOTRON LTÉE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Three-Month Period January 1st 2004 - March 31, 2004

May 26, 2004

VIDÉOTRON LTÉE Interim Consolidated Financial Statements (Unaudited) Three-month periods ended March 31, 2003 and 2004

Financial Statements

Highlights	2

Message to debtholders	3 - 8

Interim Consolidated Statements of Operations	9

Interim Consolidated Statements of Shareholder’s Equity	10

Interim Consolidated Balance Sheets	11

Interim Consolidated Statements of Cash Flows	12

Notes to Interim Consolidated Financial Statements	13

-1-

Highlights Three-month periods ended March 31

FINANCIAL HIGHLIGHTS

(in thousands of Canadian dollars)	2003 (Restated)	2004	Change

Revenues	$195,009	$208,654	7.0%
Operating income	$65,111	$72,664	11.6%
Depreciation and amortisation	$28,891	$30,154	4.4%
Net income	$19,261	$24,343	26.4%
Cash flows from operating activities	$(14,828)	$26,512	-278.8%
Capital expenditures (1)	$17,132	$32,214	88.0%

OPERATIONAL HIGHLIGHTS

Subscribers	2003	2004

Home passed (2)	2,351,344	2,357,175	0.2%

Cable subscribers

Basic Cable Subscribers (3)	1,432,778	1,437,098	0.3%
% Penetration (4)	60.9%	61.0%
Basic Cable, Net additions (losses)	(7,406)	3,838

Digital Cable Subscribers	183,269	274,287	49.7%
% Penetration (5)	12.8%	19.1%
Digital Cable, Net additions	11,644	33,424

Internet Access

Dial up	38,705	26,844	-30.6%
Cable Modem, Net losses	(4,919)	(1,977)

Cable Modem	329,120	432,923	31.5%

% Cable Modem penetration (6)	14.0%	18.4%
Cable Modem, Net additions	24,066	26,646

(1)	Capital expenditures is comprised of acquisition of fixed assets and change in deferred charges.

(2)	Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(3)	Basic subscribers are subscribers who received basic cable service, including analogue and digital subscribers.

(4)	Represents subscribers as a percentage of homes passed.

(5)	Represents digital subscribers as a percentage of basic subscribers.

(6)	Represents cable modem Internet as a percentage of homes passed.

-2-

MESSAGE TO DEBTHOLDERS

General

Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which in certain aspects differ from U.S. GAAP.

We are the largest operator of cable systems in the Province of Québec and the third largest in Canada. We serve the majority of our customers through a contiguous and highly clustered network which covers approximately 80 % of Québec’s 3.0 million homes passed by cable. In 2001, we substantially completed our network modernization program, which has provided us with one of the largest bi-directional hybrid fiber coaxial (HFC) networks in North America, with approximately 97% of our systems upgraded to two-way capability and 74% of our customer served by systems upgraded to 750 MHz. We offer customers bundled packages of products and services including analogue and digital cable television, high-speed Internet access, pay television, selected interactive television services and video-on-demand.

Through Le SuperClub Vidéotron, we also own the largest chain of video stores in Québec, with 180 retail locations and more than 1.3 million members. With approximately 80% of its service points located in markets serviced by Vidéotron, Le SuperClub Vidéotron also serves as a showcase and a valuable cost-effective distribution network for our growing array of advanced products and services.

Our primary sources of revenue are subscriptions from our customers for cable television and Internet access and revenues from the rental and sale of video cassettes and digital video disks. Our business is mostly subscription based, which provides stable revenues and low sensitivity to general economic conditions. We provide a wide variety of packages and range of prices.

Competition is very intense in television services distribution. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, private cable, other cable distribution and wireless distribution. Competition is also intense in high-speed Internet access from digital subscriber line (DSL) technology.

Our major cost components are direct costs and operating expenses. Direct costs consist of television programming costs, internet bandwidth and transportation costs, purchasing of video cassettes and DVDs and purchasing of digital terminals and cable modems. These costs vary in relation with the number of customers and price fluctuations from suppliers. Major components of operating expenses are salaries and benefits, subcontractors’ costs, advertising and regulatory contributions.

Our cable television and high-speed internet access services use the same network and is such that we have one significant business segment.

As calculated in our interim consolidated financial statements included in this report, operating income for us means earnings before depreciation and amortization, financial expenses, other items (consisting primarily of restructuring charges), income taxes, and non-controlling interest in a subsidiary. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

Significant changes

On January 16, 2004, Vidéotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion from Quebecor Média Inc. This subordinated loan bears interest at 10.75% per annum and matures on January 16, 2019. On the same day, Vidéotron (1998) Ltée invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares, Series D of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 11% payable in June and December of each year. This transaction was effected to improve the tax consolidation of Quebecor Média Inc. and its subsidiaries.

Changes in accounting principles

During the fourth quarter of 2003, the Company revised its accounting of the sale of equipment to subscribers and of the subscriber reconnecting costs (see Note 1 of the financial statements). The Company believes that selling of equipment to subscribers rather than leasing, results in a churn rate four times lower, provides a more stable customer base and a higher return on investment.

First Quarter ended March 31, 2004

Revenues

Consolidated operating revenues for the first quarter ended March 31, 2004 were $208.7 million, compared to $195.0 million for the same period in 2003, an increase of $13.7 million or 7.0%.

Cable television revenues for the first quarter ended March 31, 2004 increased by $2.1 million, or 1.5%, as compared to the same period in 2003. This growth was primarily a result of the price increases we gradually implemented beginning in February 2003, which was partially offset by the decline in subscribers equipment rental. Our ability to retain existing customers and acquire new customers improved considerably over the last year, the first quarter of 2004 marks our third consecutive quarter of growth with a net addition of 3,838 basic cable customers to reach a total of 1,437,098 customers. This compares to a decrease of 7,406 customers during the same period in 2003 to bring the total number of customers to 1,432,778 at the end of March 2003. We increased the number of digital customers by 33,424, or 13.9%, to 274,287 in the first quarter of 2004 compared to 11,644, or 6.8%, to 183,269 for the first quarter of 2003.

Internet revenues for the first quarter ended March 31, 2004 increased by $12.0 million, or 29.5%, as compared to the same period in 2003. This growth was due to a higher number of high-speed Internet customers in the first quarter 2004 compared to the same period last year, along with price increases that we gradually implemented beginning in the second half of 2002 to the second half of 2003. We increased the number of our high-speed Internet customers by 26,646, or 6.6%, to 432,923 in the first quarter of 2004 compared to 24,066, or 7.9%, to 329,120 for the first quarter of 2003.

Average revenue per subscriber per month (ARPU) increased to $45.13 for the first quarter ended March 31, 2004, from $41.87 for the same period in 2003, representing a 7.8% increase.

Revenues from video stores for the first quarter of 2004 increased by $0.9 million, or 9.0%, as compared to the same period in 2003. This growth was due to higher revenues generated by our franchised video stores and by a higher volume of rentals of video cassettes, DVDs and video games from our corporate stores.

Other revenues, which consisted mainly of the sale of subscribers equipment, were $3.6 million in the first quarter of 2004 compared to $4.9 million in the same period in 2003, a decrease of $1.3 million. This decline was due to higher discounts given to long term subscribers of digital terminals.

Direct Costs and Operating, General and Administrative Expenses

Direct costs increased by $4.6 million, or 7.6%, to $65.3 million for the first quarter ended March 31, 2004 from $60.7 million for the same period in 2003. This increase is mainly due to a higher sales volume of set-top boxes to digital cable subscribers, partially offset by lower cost of this equipment. Direct costs for cable television services for the first quarter of 2004, which consist of programming costs, were higher than for the same period in 2003 due to an increase in the number of our basic digital subscribers, which was partially offset by a reduction in rates payable and resolution of a dispute with a service provider. Direct costs for Internet access for the first quarter 2004 were lower than for the same period in 2003 due to a significant reduction in bandwidth and transportation costs, which was partially offset by the higher volume resulting from an increased number of Internet access customers.

Operating, general and administrative expenses increased by $1.4 million, or 2.0%, to $70.6 million for the first quarter of 2004 from $69.2 million for the same period in 2003. Higher operating expenses in the first quarter ended March 31, 2004, resulted mainly from higher publicity and promotion expenses, which was partially offset by a reduction on bad debts in 2004.

Operating Income

Operating income for the first quarter ended March 31, 2004 was $72.7 million, compared to $65.1 million for the same period in 2003, representing an increase of $7.6 million, or 11.7%. Operating income margin increased to 34.8% for the first quarter 2004 from 33.4% for the same period in 2003.

Depreciation and Amortization

Depreciation and amortization expenses for the first quarter of 2004 were $30.2 million, an increase of $1.3 million, or 4.5%, from $28.9 million for the same period in 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial Expenses and Other Items

Financial expenses for the first quarter 2004 were $42.5 million, as compared to $11.1 million for the same period in 2003, an increase of $31.4 million. The increase was attributable to the $24.6 million of interest expense on the new $1.1 billion subordinated loan with the parent company and a foreign exchange loss of $1.1 million on US dollar-denominated long-term debt as compared to a gain of $10.1 million in 2003. These additional charges were partially offset by lower interest expenses on long-term debt due to lower interest rates in 2004.

Other items for the first quarter 2004 consisted of a $25.1 million dividend income related to the $1.1 billion investment in Quebecor Média, the parent company.

Income taxes

Income taxes for the first quarter ended March 31, 2004 was $0.8 million, compared to $5.8 million for the same period in 2003, representing a decrease of $5.0 million, or 86.2%. This decline is mainly due to the $1.1 billion tax consolidation transactions with Quebecor Média in which we receive non taxable dividends and pay deductible interests, partly offset by losses on disposal of fixed assets and on foreign currency denominated debt compared to a gain in 2003.

Net Income

The Company reported a net income of $24.3 million for the first quarter 2004 compared to $19.3 million in the same period of 2003, an increase of $5.0 million, or 25.9%.

Liquidity and Capital Resources

Funds from Operations

Cash provided by operating activities during the first quarter of 2004 was $26.5 million, as compared to $14.8 million of cash used in operating activities for the same period in 2003, an increase of $41.3 million. Cash flows from operations before changes in non-cash operating items, amounted to $67.8 million for the first quarter of 2004 compared to $47.9 million for the same period in 2003. This $19.9 million increase is mainly due to improved revenues, a reduction in income taxes and interest expense on long-term debt (excluding the subordinated debt for tax consolidation with Quebecor Média). Changes in non-cash operating items used $41.3 million in the first quarter of 2004, as compared to $62.7 million the first quarter of 2003, a decrease of $21.4 million. The variation in non-cash operating items is mainly due to the timing in the payments made to programming providers, suppliers and to affiliated companies.

Investing Activities

The total cash flows used by investing activities for the first quarter of 2004 were $1,1 billion as compared to $16.8 million for the same period last year, an increase of $1,1 billion, mainly due to the acquisition of preferred shares, Series D, of Quebecor Média Inc., the parent company. During the first quarter of 2004 we invested $32.0 million in capital expenditures compared to $17.1 million during the same period in 2003. This growth is mainly to increase the capacity of the Internet network in order to maintain and increase the quality of service due to higher Internet access customers and the increase in speed implanted at the beginning of the second quarter. The Company continued to focus on success driven capital spending and maintaining the network in very good condition.

Financing Activities

Cash flows generated from financing activities were $1.1 billion in the first quarter of 2004 as compared to $15.4 million in the first quarter of 2003, an increase of $1.1 billion. On January 16, 2004, we borrowed $1.1 billion in the form of a subordinated loan from our parent company, Quebecor Média, and used the whole proceeds of this loan to purchase 1,100,000 preferred shares, Series D of Quebecor Média. We also paid $14.3 million in dividends to the parent company in the first quarter ended March 2004.

As at March 31, 2004, the Company’s cash position amounted to $5.3 million compared to a $2.1 million cash deficiency at the end of the same period in 2003.

Management believes that cash flows from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

Risks and Uncertainties

In the normal course of business, we are exposed to market risks. In addition to market risks associated with fluctuations in interest rates and exchange rates of the U.S. dollar to the Canadian dollar, we are also exposed to credit risks. We use certain financial instruments, such as interest rate swaps, currency swap agreements and cross-currency interest rate swap agreements, to manage our interest rate and foreign exchange exposure. These instruments are not used for trading or speculative purposes. Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of March 31, 2004, we had no significant concentration of credit risk.

Competition is very intense in television services distribution. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, private cable, other cable distribution and wireless distribution. Competition is also intense in high-speed Internet access from digital subscriber line (DSL) technology.

The cable and Internet access industries are experiencing rapid and significant technological changes, which may result in alternative means of transmission and which could have a material adverse effect on our business, financial condition or results of operations. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies ourselves.

Regulation

We are subject to extensive government regulations mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast satellite services, the introduction of new regulations or policies or terms of license could have a material effect on our business, financial condition or results of operations.

Yvan Gingras
Executive Vice-President, Finance and Operations
Vidéotron Ltée
May 26, 2004

VIDÉOTRON LTÉE Interim Consolidated Statements of Operations (Unaudited) Three-month periods ended March 31, 2003 and 2004 (in thousands of Canadian dollars)

	2003	2004

Operating revenues:
Cable television	$139,773	$141,840
Internet	40,621	52,592
Video stores	9,726	10,602
Other	4,889	3,620

	195,009	208,654
Operating expenses:
Direct costs	60,745	65,345
Operating, general and administrative expenses	69,153	70,645

	129,898	135,990

Operating income before the undernoted	65,111	72,664

Depreciation and amortization	28,891	30,154

Financial expenses (note 2)	11,138	42,470

Dividend income from parent company (note 4)	—	(25,126)

Income before income taxes and non-controlling interest	25,082	25,166

Income taxes (note 3):
Current	1,490	(1,465)
Future	4,316	2,260

	5,806	795

	19,276	24,371

Non-controlling interest in a subsidiary	15	28

Net income	$19,261	$24,343

See accompanying notes to unaudited interim consolidated financial statements. -9-

VIDÉOTRON LTÉE Interim Consolidated Statements of Shareholder’s Equity (Unaudited) Three-month periods ended March 31, 2003 and 2004 (in thousands of Canadian dollars)

	Common capital stock	Contributed surplus	Deficit	Total shareholder’s equity

Balance as at December 31, 2002	$1	$84,357	$(429,547)	$(345,189)

Conversion of 1 Series E preferred share
into 750,000 common shares	26,829	—	—	26,829

Excess of the preferred share retractable
value over the stated capital converted
into Class A shares	—	301,170	—	301,170

Net income	—	—	19,261	19,261

Balance as at March 31, 2003	26,830	385,527	(410,286)	2,071

Excess of purchase price over the carrying
value of the assets transferred by the parent
company	—	—	(2,000)	(2,000)

Conversion of 1 Series E preferred share
into 70,000 common shares	4,481	—	—	4,481

Issuance of shares	141,925	—	—	141,925

Transfer of tax deductions from a company
controlled by the ultimate company	—	3,382	—	3,382

Excess of consideration issued to the parent
company over the net book value of business
acquired	—	(26,699)	(76,437)	(103,136)

Net income	—	—	44,050	44,050

Dividend	—	—	(19,956)	(19,956)

Balance as at December 31, 2003	173,236	362,210	(464,629)	70,817

Excess of the preferred share retractable
value over the stated capital (note 6)	—	—	(1,660)	(1,660)

Net income	—	—	24,343	24,343

Dividend	—	—	(14,324)	(14,324)

Balance as at March 31, 2004	$173,236	$362,210	$(456,270)	$79,176

See accompanying notes to unaudited interim consolidated financial statements. -10-

VIDÉOTRON LTÉE Interim Consolidated Balance Sheets (Unaudited) As at December 31, 2003 and March 31, 2004 (in thousands of Canadian dollars)

	December 31, 2003	March 31, 2004

		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$28,329	$8,494
Marketable securities	23,130	6,280
Accounts receivable	69,088	65,891
Amounts receivable from affiliated companies	105	252
Income taxes receivable	6,535	8,967
Inventories	23,198	21,839
Prepaid expenses	6,938	14,228
Future income taxes	10,762	10,811

	168,085	136,762

Fixed assets	901,561	892,452
Goodwill	433,215	433,215
Deferred charges	17,302	16,862
Future income taxes	5,376	4,751
Investments (note 4)	66	1,100,066

	$1,525,605	$2,584,108

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$3,051	$3,218
Accounts payable and accrued liabilities	163,074	133,149
Amounts payable to affiliated companies	18,355	16,607
Deferred revenue	89,315	90,307
Income taxes payable	8,139	624
Current portion of long-term debt (note 5)	50,000	50,000

	331,934	293,905

Forward exchange contract	15,272	10,361
Future tax liabilities	118,202	119,886
Retractable preferred shares (note 6)	2,000	—
Long-term debt (note 5)	986,677	2,080,060
Non-controlling interest in subsidiaries	703	720

	1,454,788	2,504,932

Shareholder’s equity:
Common shares (note 6)	173,236	173,236
Contributed surplus	362,210	362,210
Deficit	(464,629)	(456,270)

	70,817	79,176

	$1,525,605	$2,584,108

Contingencies (note 8) See accompanying notes to unaudited interim consolidated financial statements. On behalf of the Board: ___________________________ ___________________________ -11-

VIDÉOTRON LTÉE Interim Consolidated Statements of Cash Flows (Unaudited) Three-month periods ended March 31, 2003 and 2004 (in thousands of Canadian dollars)

	2003	2004

Cash flows from operating activities:
Net income	$19,261	$24,343
Adjustments for the following items:
Depreciation and amortization	32,551	30,476
Future income taxes	4,316	2,260
Non-controlling interest in a subsidiary	15	28
Loss on disposal of fixed assets	2,160	8,836
(Gain) loss on foreign currency denominated debt	(10,133)	1,165
Other items	(288)	710

Cash flows from operations	47,882	67,818

Net change in non-cash operating items:
Accounts receivable	2,092	3,197
Current income taxes	312	(9,948)
Net amounts receivable and payable from/to affiliated companies	(10,329)	(1,508)
Inventories	2,770	1,359
Prepaid expenses	(1,378)	(7,290)
Accounts payable and accrued liabilities	(56,774)	(28,109)
Deferred revenue	597	993

	(62,710)	(41,306)

Cash flows from (used in) operating activities	(14,828)	26,512

Cash flows from investing activities:
Acquisition of fixed assets	(17,059)	(32,031)
Net change in deferred charges	(73)	(183)
Proceeds on disposal of fixed assets and investments	355	539
Acquisition of shares of parent company	—	(1,100,000)
Proceeds on disposal of marketable securities	—	16,850
Acquisition of non-controlling interest	—	(10)

Cash flows used in investing activities	(16,777)	(1,114,835)

Cash flows from financing activities:
Repayment of long-term debt	(179,611)	(12,500)
Increase in long-term debt	45,000	—
Financing costs on long-term debt	—	(1,195)
Increase in long-term intercompany loan from parent company	150,000	1,100,000
Redemption of retractable preferred share	—	(3,660)
Dividend to parent company	—	(14,324)

Cash flows from financing activities	15,389	1,068,321

Net change in cash and cash equivalents	(16,216)	(20,002)

Cash and cash equivalents at beginning of period	14,096	25,278

Cash and cash equivalents at end of period	$(2,120)	$5,276

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$4,505	$8,494
Issued and outstanding cheques	(6,625)	(3,218)

	$(2,120)	$5,276

See accompanying notes to unaudited interim consolidated financial statements. -12-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements (Unaudited) As at March 31, 2004

1.	Basis of presentation and accounting changes:

The Company is a distributor of pay-television services in the Province of Québec providing cable television and Internet access services. It also operates the largest chain of video stores in Québec.

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2003 audited consolidated financial statements and the notes below.

New accounting policies since previous year-end

(a)	Termination benefits and costs associated with exit and disposal activities:

In March 2003, the Emerging Issues Committee released Abstracts EIC-134, Accounting for Severance and Termination Benefits (“EIC-134”), and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) (“EIC-135”). EIC-134 provides interpretive guidance to the accounting requirements for the various types of severance and termination benefits covered in CICA Handbook Section 3461, Employee Future Benefits. EIC-135 provides interpretive guidance for the timing of the recognition of a liability for costs associated with an exit or disposal activity. The new guidance requires that the liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in CICA Handbook Section 1000, Financial Statement Concepts.

These new EICs also establish fair value as the objective for initial measurement of liabilities related to exit or to disposal activities. Together, these two EICs are intended to harmonize Canadian generally accepted accounting principles with US SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company adopted the new recommendations effective April 1, 2003. The adoption of these standards did not have a material impact on the Company’s Consolidated financial statements for the three-month period ended March 31, 2004.

(b)	Long-Lived Assets and Discontinued Operations:

In December 2002, the CICA issued Section 3063, Impairment or Disposal of Long-lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, of the CICA Handbook. Together, these two sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment, as well as Section 3475, Discontinued Operations, of the CICA Handbook.

-13-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

1.	Basis of presentation and accounting changes (continued):

New accounting policies since previous year-end (continued)

(b)	Long-Lived Assets and Discontinued Operations (continued):

Section 3063, which is applicable for years beginning on or after April 1, 2003, amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal; an impairment should be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. As at March 31, 2004, no impairment loss has been recognized.

Section 3475, which is applicable to disposal committed to on or after May 1, 2003, provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be accounted for at the lower of their carrying amounts or fair value, less selling costs. Section 3475 also broadens the scope of businesses that qualify for reporting by including as discontinued operations any disposals of a component of an entity for which operating results and cash flows can be clearly distinguished from the rest of the Company, and changes the timing of loss recognition on such operations.

-14-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

2.	Financial expenses:

	March 31, 2003	March 31, 2004

	(in thousands of Canadian dollars)

Third parties:
Interest on long-term debt	$19,256	$14,975
Write-off and amortization of deferred financing costs	2,411	322
Amortization of debt premium and discount	(291)	(191)
Loss (gain) on foreign denominated debt	(10,133)	1,165
Loss (gain) on foreign denominated short-term monetary items	(386)	67
Bank fees	338	366
Other interest and penalty charges	—	245

	11,195	16,949

Interest income	(90)	(318)

	11,105	16,631

Parent company:
Interest expense	99	25,839
Interest income	(66)	—

	33	25,839

	$11,138	$42,470

The interest paid in the three-month periods ended March 31, 2003 and 2004 amounted to $23.9 million and $14.7 million, respectively.

-15-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

3.	Income taxes:

The following schedule reconciles income taxes computed on the income before income taxes and non-controlling interest in a subsidiary according to the consolidated basic income tax rate and the effective income tax rate:

	March 31, 2003	March 31, 2004

	(in thousands of Canadian dollars)

Income taxes based on the consolidated federal and provincial
(Québec) basic income tax rate of 31.12% (2003 - 33.12%)	$8,307	$7,832
Federal large corporations taxes	601	583
Foreign exchange loss (gain) on foreign denominated debt taxable
at a lower rate	(2,583)	134
Non-taxable dividend from the parent company	—	(7,789)
Reduction of enacted tax rate	(274)	—
Other	(245)	35

	$5,806	$795

Income taxes paid in the three-month periods ended March 31, 2003 and 2004 amounted to $0.9 million and $8.4 million.

4.	Investments:

On January 16, 2004, Vidéotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion from Quebecor Media Inc. (see note 5(a)). On the same day, Vidéotron (1998) Ltée invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares, Series D of Quebecor Media Inc. Those shares carrying the rights to receive an annual dividend of 11% are payable in June and December of each year. As at March 31, 2004, the dividend receivable amounted to $25,126 and is accounted for in the amounts payable to affiliated companies.

-16-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

5.	Long-term debt:

	December 31, 2003	March 31, 2004

	(in thousands of Canadian dollars)

Bank facility: Term-loan C	$355,630	$343,130
Senior Secured First Priority Notes	100,615	101,489
Senior Notes	430,432	435,441
Subordinated loan - Quebecor Media Inc.	150,000	150,000
Subordinated loan - Quebecor Media Inc. (a)	—	1,100,000

	1,036,677	2,130,060

Short-term portion of the long-term debt	50,000	50,000

Long-term portion of the long-term debt	$986,677	$2,080,060

a)	Subordinated loan to a subsidiary - Quebecor Media Inc.:

On January 16, 2004, Vidéotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion from Quebecor Media Inc. This subordinated loan bears interest at 10.75% and is payable in June and December of each year. The first interest payment date shall be on June 20, 2004. The obligations of the Company are subordinated in right of payment to the prior payment in full of all existing and future indebtedness of the Company under or in connection with the credit agreement. The holders of all other senior indebtedness of the Company will be entitled to receive payments in full of all amounts due on or in respect of all other existing and future senior indebtedness of the Company before the lender is entitled to receive or retain payment of principal. The amount of interests owed to Quebecor Media Inc. as at March 31, 2004 totalled $24,555 and is accounted for in the amounts payable to affiliated companies.

Minimum principal payments on long-term debt in each of the next years are as follows:

(in thousands of Canadian dollars)

2005	$50,000
2006	50,000
2007	50,000
2008	151,489
2009	143,130
2010 and thereafter	1,685,441

-17-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

6.	Share capital:

		December 31, 2003		March 31, 2004

	Common shares	Retractable preferred shares	Common shares	Retractable preferred shares

	(in thousands of Canadian dollars)
Issued and paid:
11,174,813 common shares	$173,236	$—	$173,236	$—
1 preferred share, Series F	—	2,000	—	—
88,000 preferred shares, Series G	—	—	—	—

	$173,236	$2,000	$173,236	$—

On January 16, 2004, Vidéotron Ltée issued 88,000 preferred shares, Series G, to Groupe de Divertissement Superclub Inc., the wholly-owned subsidiary of Le Superclub Vidéotron Ltée, for a total cash consideration of $88.0 million.

On March 26, 2004, the Company redeemed the Series F preferred share, for an amount of $3.7 million. The excess of the consideration paid over the preferred share retractable value, in the amount of $1.7 million, has been charged to retained earnings.

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of material differences between Canadian GAAP and US GAAP on the Company’s Consolidated financial statements, including disclosures that are required under US GAAP.

-18-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statements of Operations For the three-month period ended

	March 31, 2003	March 31, 2004

	(in thousands of Canadian dollars)

Net income for the period based on Canadian GAAP	$19,261	$24,343

Adjustments:
Push-down basis of accounting (i)	(1,365)	(1,935)
Development and pre-operating costs (iii)	23	188
Accounting for derivative instruments and
hedging activities (iv)	2,047	4,931
Income taxes (v)	(7)	(58)

Net income for the period based on US GAAP	19,959	27,469

Other comprehensive loss (vi)
Accounting for derivative instruments and hedging
activities (iv)	—	(5,313)

Comprehensive income based on US GAAP	$19,959	$22,156

Accumulated other comprehensive loss at
beginning of period	$(314)	$(1,770)

Change in the period	—	(5,313)

Accumulated other comprehensive loss at
end of period	$(314)	$(7,083)

-19-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity As at

	December 31, 2003	March 31, 2004

	(in thousands of Canadian dollars)

Shareholder’s equity based on Canadian GAAP	$70,817	$79,176

Cumulative adjustments:
Push-down basis of accounting (i)	4,321,121	4,319,186
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Development and pre-operating costs (iii)	(446)	(258)
Accounting for derivative instruments and
hedging activities (iv)	(13,352)	(13,734)
Income taxes (v)	139	81
Pension and postretirement benefits (vii)	(927)	(927)

Shareholder’s equity based on US GAAP	$2,373,352	$2,379,524

(i)	Push-down basis of accounting

The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition on October 23, 2000 by Quebecor Media Inc. of the parent of each of the Consolidated entities. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001 on the straight-line basis over 40 years.

-20-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(i)	Push-down basis of accounting (continued)

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical Consolidated financial statements of the Company to reflect Parent’s cost basis were:

(a)	The carrying values of fixed assets were increased by $114.6 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt and, further reduction in deferred charges were recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $40.3 million;

(d)	Future income taxes liability increased by $24.9 million; and

(e)	The $4,360.5 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited as contributed surplus.

(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

-21-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(iv)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP the change in foreign exchange rate on long-term foreign currency denominated instrument is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while under US GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

-22-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(vii)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption other comprehensive income.

(viii)	Operating income before the undernoted

US GAAP requires that depreciation and amortization and other items be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

(ix)	Consolidated Statements of Cash Flows

The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the Consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

(x)	Recent accounting pronouncements

The Financial Accounting Standards Board, or FASB, recently issued several new Statements and Interpretations. Statements and Interpretations recently issued by the FASB that are applicable to the Company have had little or no immediate effect. Those statements included No. 143. Accounting for Assets Retirement Obligations, No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset, No. 145, Rescission on FASB Statements No. 4, 44 and 64, No. 146, Accounting for costs associated with exit or disposal activities, Amendment of FASB, Statement No. 13 (leases), and Technical Corrections; No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

-23-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(xi)	Guaranteed debt

The Consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 (note 5) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2003 and March 31, 2004 and the three-month periods ended March 31, 2003 and 2004 has been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Vidéotron Ltée”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are Vidéotron TVN Inc., Vidéotron (1998) Ltée and Le SuperClub Vidéotron Ltée and its subsidiary, Groupe de Divertissement SuperClub Inc.

The “Non Subsidiary Guarantors” are CF Cable TV Inc., Vidéotron (Régional) Ltée, Télé-Câble Charlevoix (1977) Inc. and Société d’Édition et de Transcodage T.E. Ltée.

-24-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated balance sheet As at December 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$27,772	89	$468	$—	$28,329
Marketable securities	22,100	—	1,030	—	23,130
Accounts receivable	63,125	5,464	499	—	69,088
Amounts receivable from affiliated
companies	86,109	127,157	335,968	(549,129)	105
Income taxes receivable	—	4,950	1,585	—	6,535
Inventories and prepaid expenses	14,615	14,881	640	—	30,136
Future income taxes	7,451	1,999	1,312	—	10,762

	221,172	154,540	341,502	(549,129)	168,085

Fixed assets	743,100	81,285	225,206	(489)	1,049,102
Goodwill	1,399,533	631,239	396,844	233,711	2,661,327
Deferred charges	12,117	407	3,435	—	15,959
Future income taxes	2,063	2,813	—	500	5,376
Investments	458,053	—	976	(458,963)	66

Total assets	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$2,584	$416	$51	$—	$3,051
Accounts payable and accrued
liabilities	127,805	32,847	31,084	(27)	191,709
Amounts payable to a company under
common control	210,192	98,642	258,623	(549,102)	18,355
Deferred revenue and prepaid services	50,536	18,900	19,879	—	89,315
Income taxes payable	310	7,784	45	—	8,139
Current portion of long-term debt	50,000	—	—	—	50,000

	441,427	158,589	309,682	(549,129)	360,569

Retractable preferred shares	2,000	—	—	—	2,000
Future income taxes	123,138	4,763	47,373	—	175,274
Long-term debt	887,401	—	123,984	(23,368)	988,017
Non-controlling interest in a subsidiary	—	—	10	693	703

	1,453,966	163,352	481,049	(571,804)	1,526,563
Shareholder’s Equity:
Capital shares	173,236	43,427	235,025	(278,452)	173,236
Contributed surplus	3,476,551	643,065	660,187	(25,369)	4,754,434
Deficit	(2,266,499)	20,440	(407,744)	101,255	(2,552,548)
Other comprehensive income	(1,216)	—	(554)		(1,770)

	1,382,072	706,932	486,914	(202,566)	2,373,352

	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

-25-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended March 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Revenues	$105,033	$56,516	$40,081	$(6,621)	$195,009

Direct cost	38,554	10,644	11,999	(452)	60,745

Operating and administrative
expenses	37,205	22,203	15,092	(6,085)	68,415

Depreciation and amortization	20,430	7,382	4,267	(84)	31,995

Financial expenses	26,716	(11,022)	(6,029)	(717)	8,948

(Loss) income before the undernoted	(17,872)	27,309	14,752	717	24,906

Income taxes	(6,411)	8,912	2,338	93	4,932

	(11,461)	18,397	12,414	624	19,974

Share in the results of a company
subject to significant influence	4,107	—	38	(4,145)	—

Non-controlling interest	—	—	—	(15)	(15)

Net (loss) income	$(7,354)	$18,397	$12,452	$(3,536)	$19,959

-26-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended March 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net (loss) income	$(7,354)	$18,397	$12,452	$(3,536)	$19,959
Items no involving cash:
Depreciation and amortization	22,749	8,178	4,192	—	35,119
Future income taxes	(6,747)	7,995	2,101	93	3,442
Gain on foreign denominated debt	(1,407)	—	(8,300)	(426)	(10,133)
Other	(4,024)	2,060	386	3,886	2,308
Changes in non-cash operating
working capital	(20,944)	(35,428)	(9,192)	(17)	(65,581)

	(17,727)	1,202	1,639	—	(14,886)

Cash flows from investing activities:
Acquisition of fixed assets	(13,261)	(1,270)	(2,528)	—	(17,059)
Net change in deferred charges	—	(15)	—	—	(15)
Proceeds on disposal of fixed assets	73	282	—	—	355

	(13,188)	(1,003)	(2,528)	—	(16,719)

Cash flows from financing activities:
Increase in long-term debt	195,000	—	—	—	195,000
Repayment of long-term debt	(179,604)	—	(7)	—	(179,611)

	15,396	—	(7)	—	15,389

Net (decrease) increase in cash	(15,519)	199	(896)	—	(16,216)

Cash and cash equivalents, beginning
of period	13,855	(871)	1,112	—	14,096

Cash and cash equivalents, end of period	$(1,664)	$(672)	$216	$—	$(2,120)

-27-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated balance sheet As at March 31, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$7,154	$1,202	$1,254	$(1,116)	$8,494
Marketable securities	5,700	—	580	—	6,280
Accounts receivable	60,166	5,362	363	—	65,891
Amounts receivable from affiliated
companies	736,545	257,918	393,055	(1,387,266)	252
Income taxes receivable	25	7,779	1,163	—	8,967
Inventories and prepaid expenses	21,138	14,262	1,043	(376)	36,067
Future income taxes	7,500	2,016	1,295	—	10,811

	838,228	288,539	398,753	(1,388,758)	136,762

Fixed assets	746,943	65,477	224,877	(489)	1,036,808
Goodwill	1,399,533	631,239	396,844	233,711	2,661,327
Deferred charges	11,862	477	3,434	—	15,773
Future income taxes	2,051	2,734	17	(51)	4,751
Investments	416,781	1,126,791	166,014	(609,520)	1,100,066

Total assets	$3,415,398	$2,115,257	$1,189,939	$(1,765,107)	$4,955,487

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$3,714	$—	$620	$(1,116)	$3,218
Accounts payable and accrued
liabilities	108,165	23,264	18,861	(376)	149,914
Amounts payable to a company under
common control	108,181	739,406	556,286	(1,387,266)	16,607
Deferred revenue and prepaid services	50,739	19,903	19,665	—	90,307
Income taxes payable	113	452	59	—	624
Current portion of long-term debt	50,000	—	—	—	50,000

	320,912	783,025	595,491	(1,388,758)	310,670

Future income taxes	123,704	5,073	47,558	(503)	175,832
Long-term debt	887,252	1,100,000	125,102	(23,613)	2,088,741
Non-controlling interest in a subsidiary	—	—	—	720	720

	1,331,868	1,888,098	768,151	(1,412,154)	2,575,963

Shareholder’s Equity:
Capital shares	261,236	196,558	165,025	(449,583)	173,236
Contributed surplus	3,476,149	619,105	660,589	(1,409)	4,754,434
(Deficit) retained earnings	(1,647,326)	(588,504)	(403,272)	98,039	(2,541,063)
Other comprehensive income	(6,529)	—	(554)	—	(7,083)

	2,083,530	227,159	421,788	(352,953)	2,379,524

	$3,415,398	$2,115,257	$1,189,939	$(1,765,107)	$4,955,487

-28-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended March 31, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Revenues	$104,797	$68,892	$40,718	$(5,753)	$208,654

Direct cost	41,232	7,615	16,760	(262)	65,345

Operating and administrative
expenses	33,787	31,737	10,668	(5,491)	70,701

Depreciation and amortization	20,459	8,040	4,596	—	33,095

Financial expenses	1,856	28,661	7,201	(245)	37,473

Dividend income from related companies	—	(27,078)	(3,769)	5,721	(25,126)

(Loss) income before the undernoted	7,463	19,917	5,262	(5,476)	27,166

Income taxes	911	(2,117)	827	48	(331)

	6,552	22,034	4,435	(5,524)	27,497

Share in the results of a company
subject to significant influence	2,536	—	38	(2,574)	—

Non-controlling interest	—	—	(1)	(27)	(28)

Net (loss) income	$9,088	$22,034	$4,472	$(8,125)	$27,469

-29-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended March 31, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)
Cash flows from operating activities:
Net (loss) income	$9,088	$22,034	$4,472	$(8,125)	$27,469
Items no involving cash:
Depreciation and amortization	20,713	8,041	4,597	—	33,351
Future income taxes	529	372	185	48	1,134
Loss on foreign denominated debt	—	—	1,119	46	1,165
Other	(828)	9,755	365	2,310	11,602
Changes in non-cash operating
working capital	(123,660)	12,143	63,355	(104)	(48,266)

	(94,158)	52,345	74,093	(5,825)	26,455

Cash flows from investing activities:
Acquisition of fixed assets	(25,255)	(2,460)	(4,316)	—	(32,031)
Net change in deferred charges	—	(126)	—	—	(126)
Proceeds on disposals of fixed assets	—	539	—	—	539
Proceeds on disposal of
short-term investments	16,400	—	450	—	16,850
Acquisition of shares
of parent company	—	(1,100,000)	—	—	(1,100,000)
Other	70,000	—	(70,010)	—	(10)

	61,145	(1,102,047)	(73,876)	—	(1,114,778)

Cash flows from financing activities:
Repayment of long-term debt	(12,500)	—	—	—	(12,500)
Financing cost on long-term debt	(1,195)	—	—	—	(1,195)
Increase in long-term intercompany
loan from parent company	—	1,100,000	—	—	1,100,000
Redemption of retractable preferred
shares	(3,660)	—	—	—	(3,660)
Dividends	28,620	(48,769)	—	5,825	(14,324)

	11,265	1,051,231	—	5,825	1,068,321

Net (decrease) increase in cash	(21,748)	1,529	217	—	(20,002)

Cash and cash equivalents,
beginning of period	25,188	(327)	417	—	25,278

Cash and cash equivalents, end of period	$3,440	$1,202	$634	$—	$5,276

-30-

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

8.	Contingencies and guarantees:

(a)	In 1999, the purchaser of a business sold by the Company initiated an arbitration by which he claims an amount of $8.6 million as a reduction of the purchase price of the business. It is not possible at this stage to determine the outcome of this claim.

In November 2001, the Company terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of this claim.

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron Ltée. They contend that Vidéotron Ltée did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totaling $26.0 million. Vidéotron Ltée’s management believes that this action is not justified and intends to defend its case before the Court.

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at March 31, 2004 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its operating results or financial position.

(b)	Disclosure of guarantees:

In the normal course of business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at March 31, 2004, the maximum exposure in respect of these guarantees is $7.9 million and no amount has been recorded in the financial statements.

Guarantees under lease agreements:

A subsidiary of the Company has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2008. If the franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $5.9 million. As at March 31, 2004, the subsidiary has not provided for any liability associated with these guarantees, since it is its present estimation that no franchisee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

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VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) As at March 31, 2004

8.	Contingencies and guarantees (continued):

(b)	Disclosure of guarantees (continued):

Guarantees related to the Senior Notes:

Under the terms of the indenture governing the Senior Notes, the Company is committed to pay any amount of withholding taxes that could eventually be levied by any Canadian Taxing Authority on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable if no taxes are levied. The amount of such guarantee is not limited and it is not possible for the Company to establish a maximum amount of the guarantee as it is dependent exclusively on future actions, if any, by the Taxation Authorities. Although no recourse exists for such liability, the Company has the right to redeem such long-term debt at their face value if such taxes were levied by the Canadian Taxing Authorities, thereby terminating the guarantee.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

(Signed) Yvan Gingras

————————————————
By:    Yvan Gingras
          Executive Vice-President, Finance
          and Operations

Date:  May 26, 2004